Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

On September 3, 2025, SPACInsider posted a podcast featuring Don Burnette, Founder and Chief Executive Officer of Kodiak Robotics, Inc. (“Kodiak”), in connection with the proposed business combination between Ares Acquisition Corporation II (“AACT”) and Kodiak (the “proposed business combination”). The transcript of the podcast is below:

Nicholas Clayton:

Hello and welcome to another SPAC Insider Podcast where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. This week, we return to the subject of driverless trucking with a SPAC target that has already logged months of its trucks operating autonomously in an industrial setting with rollouts on public highways and defense applications inbound. That company is Kodiak, which announced a $2.6 billion combination with Ares Acquisition Corporation II in April. Kodiak CEO Don Burnette joins us to explain how the company has sought to blaze a trail to commercialization for the company, while burning a fraction of the R and D cash that some of its peers have used to get to the same point. Don explains how the company has looked to apply that same capital efficiency to the structure of its SPAC combination and what opportunities he sees on the other side of the company’s drive into the public markets. Take a listen.

To Don it is exciting times in the autonomous vehicle space. I’m here in New York, which feels like it has been left out of a lot of the deployments for a while, but even New York is getting some driverless taxi pilots soon. So just what has been the mood and the reception been like as you’ve been engaging with the market about this deal?

Don Burnette:

I think the excitement around self driving and autonomous technology has never been higher, right? There’s many companies out there that are working on this tech, and really, for the first time, it feels like it’s in the hands of a customer. There’s actually driverless vehicles on the road out there performing useful tasks like moving people around cities and moving freight and moving goods. For those of us who have been in the space for a long time, that’s something that we’ve not always been able to say. And I think if you look at 2025 and the way this year has evolved, autonomy has become really a part of the national discourse. Right? People are talking about it. People are excited about it. If you live in one of the cities where Waymo operates in on a regular basis, you probably know somebody, or you might be one of those people who takes a Waymo on a regular basis, and that’s incredibly exciting. I’ve been working in this space for over 16 years, and it’s always been a coming soon story, but now driverless is finally here. Companies like Kodiak have actually put a driverless product into the hands of customers, and I think the response has been overwhelmingly excited about it. Everyone knows that autonomy is the future of transportation, but they just didn’t know when it was coming. And it’s finally here today.

Nicholas Clayton:

Yeah. And honestly, you know, pointing out that sort of the long timeline we’ve been on for this technology is what I wanted to get into next in terms of just, you know, we’ve seen companies go public at different stages of their development in this space, and some have decided to stay private for, you know, longer chunks of times as well. What was sort of the trigger moment for you of feeling like now is the time really for Kodiak to take that step?

Don Burnette:

Well, for us, I really wanted to wait until I felt like we had a product that was in the hands of customers to show investors what the path to scale actually looks like. So many autonomy companies and top companies in general have gone public in recent years without the proof points that I think are important to justify the hype and excitement that comes along with our industry. And so for us, I felt like deploying a driverless solution really was one of the gating items for us to even consider going into the public markets. And as you know, we delivered our first driverless trucks to our launch customer Atlas Energy Solutions in December of 2024 so it’s been it’s been a while now, actually, those trucks have been out delivering freight, delivering goods for Atlas, rain or shine, and it’s been amazing to see that progress. But for us, I think that’s a point of maturity in the development life cycle of an autonomy company that is a really important proof point that you need to hit in order for investors and others to know that your technology really works, and more importantly, that customers actually want that product.

Nicholas Clayton:

Yeah, and, you know, we mentioned taxis at the very top, but you know, Kodiak is in the trucking space primarily for now, and in some ways it feels like freight trucking is a little bit earlier, just because, you know, at least it feels not as visible as the Waymos driving around the West Coast. As you just mentioned there, Kodiak has trucks on the road now for months and months. Can you just walk us through how your technology has been deployed so far, and how much use you have racked up?

Don Burnette:

Yeah, so as of the end of Q2 of 2025, we’ve delivered and are operating five driverless vehicles for Atlas. I should actually point out that Atlas actually owns those vehicles. So when I say we’re operating, actually they’re operating. Maybe that’s a point of clarification, and that’s actually really unique within the autonomy space and most, if not all, other driverless deployments. And I do mean driverless deployments here, not just testing. So just to kind of clear that up, when I say driverless, I mean nobody in the cab, nobody in the driver’s seat, no observer, nobody’s sitting with their finger on a button. These trucks are truly empty trucks that are out there performing the goal for the customer, day in and day out. In our case, they run up to 24/7 they’re available for 24/7 and Atlas is ultimately in control of where those trucks go, where they pick up the material, where they drop off the goods, which trailers they take and who of Atlas’s customers do they serve. And so it’s been fascinating to watch that deployment. It’s still early days, right? We delivered the first two trucks in December of 2024. We used Q1 as an evaluation period for both us and for the customer to determine whether or not the trucks actually worked as described, as promised. I’m happy to report that they exceeded the milestones and performance metrics that we had set out for ourselves in Q1 and then we started to deliver more trucks in Q2 and we will continue to ramp that that production going forward. I would say at this point, it’s been a very successful deployment, and we’re excited to scale that into the future.

Nicholas Clayton:

Yeah, and I found that to be a really interesting place where Kodiak started, because it feels like so much of the conversation around autonomy is focused on public roads and, you know, passenger transit and things like that. But, you know, working in terms of oil field services and working, you know, for a client like Atlas, I mean, I imagine it generates sort of particular challenges, but particular, you know, benefits as well. I’m just curious, what have you sort of learned, and what do you think has been particularly advantageous about starting there?

Don Burnette:

Well, maybe I’ll take an even bigger step back, and if you’ll allow me to tell a little bit about my story and why I ultimately got into driverless technology in the first place. Most folks in the very early days of this industry were in it for the safety aspects, and in particular for me, I had some events that occurred in my life. When I was younger, when I was an undergraduate student at the University of Florida, I got into an accident on the highway, and it was, it was a close call. I ended up walking away. Nobody was hurt, but it was a high speed incident, and I really felt like it could have gone the other way, and I didn’t have a lot of control in that instance. And it really struck me in that moment, like there should be a better way to do this. And then shortly after that, I had a friend. His name was Josh, high school friend who was also driving on a highway in Florida. He got into an accident, and he actually passed away. So it was at this moment where I thought, okay, I’m an engineer. I have the ability to go and make change here and affect safety of our roadways. So that’s originally how I got into this. And so in the early days of the Google program, now called Waymo, we were researchers sitting around the table, not really talking about use cases. We weren’t so much concerned with the business model or how are we going to make money. It was really about pushing the technology forward and seeing what was possible. But then the years go by and you start to think, okay, if this is going to really have an impact, if we’re really going to affect change, if we’re going to affect safety, we need to build a real business. And then you start thinking about markets, and you start thinking about use cases. And as you know, many focused on the robotaxi use case, which in the early days in particular, was not as obvious of a choice in terms of the size of the market, in terms of how that market is addressable, and particularly for me what was most impactful for me was the need for the technology. You know, I always saw robotaxis as a nice to have. Obviously, there are lots of folks who benefit from efficient transportation, and that’s great, but there are other services that generally provide that capability. Whereas in the commercial market, trucking specifically, there has always been a very clear need, and there has been for decades around the need for automation, self driving technology. There’s a massive shortage of drivers that’s been widely discussed in a lot of different forums. That problem is only getting worse over time. As a result, when you look at the size of the market and the opportunity to represent it was always obvious to me that this was going to be the first big deployment of autonomous technology at scale, addressing a real market need, while also going after a massive market. As the years have gone by, we’ve spent many, many years developing the technology. You also realize that things take longer sometimes than you expect, not just with the development of the software, but also the hardware and the platforms. And we’ll get to this probably in a little bit about the ecosystem that’s built up around the autonomous industry in terms of truck redundancy, braking systems and, you know, security, those types of topics. So we started to look at what are the paths to deploying a driverless solution to a customer who needs this technology in a way that was available now, and there are a lot of steps that went into building the system that we’ve deployed, in terms of developing the hardware, validating the system, functional safety, producing the software, finalizing the safety case. But when we found out about the opportunity in the oil and gas fields to work with Atlas, we realized that this is a product that we could deliver today in the short term, and start to really scale, driving revenues for the company and really proving out that this technology is useful and safe and, effectively, we can do it in a location where, you know, it’s more remote, which we thought was just a nice bonus. So that’s kind of the progression of logic and how I and others have thought about where this technology needed to go in order to get on the roads and deploy driverlessly today. And this is, I would say, just the beginning. We’re just getting started.

Nicholas Clayton:

And so we’ve touched on the work you’ve done in terms of the oil field, but you also are getting closer and closer to full deployment on highways and on public roads. Where are you in that process?

Don Burnette:

Yeah, that’s a great question. So maybe first I would say, which to cover off a little bit of confusion. You know, the industrial application in oil fields and beyond is actually a massive opportunity. You know, we estimate that it’s somewhere around a $68 billion global market, and it’s something that we’re really pushing hard to pursue. However we recognize that there’s this much larger opportunity within long haul, highway based solutions, and so the team is working extremely hard to prove out our safety case for deploying our technology on US highways. We work on a daily basis with some of the best trucking companies in the business, folks like Werner enterprises and JB Hunt as some examples. And we’re delivering freight with our technology over the road on a day in and day out basis. So this is an ongoing operation. We’re already generating revenue with our technology over the road, and we have been for years. And so we’re marching toward a driverless deployment in that area towards the later half of 2026

Nicholas Clayton:

Yeah. And I do want to dive into, you know, some of the nuts and bolts of your sort of commercial model, but I was also interested to see that you’ve been exploring applications in kind of the defense space as well. And this has been a very interesting time for autonomy in defense, you know, for unfortunate reasons. With the war in Ukraine ongoing, I’m just curious if the conversation has picked up due to that at all, in terms of, like, what the demand you’re seeing there and how that’s playing in.

Don Burnette:

Absolutely. Autonomy is desperately needed in the world of defense. You’re seeing that in in the air, as a lot of modern warfare has moved towards drone warfare, and you’re starting to see that on the ground. Now, ground autonomy has an interesting challenge in that there’s a lot of traffic and other things that you need to avoid on the ground, that makes it somewhat of a more complicated problem to solve, and in particular, a lot of the kind of foundational and early approaches to autonomous vehicles relied on this concept of high definition mapping, HD mapping, as we as we call it, and that really doesn’t work in a defense context. You don’t get to go into environments ahead of time, pre map it, build that map, come back one day and say, here I am. And so Kodiak has always fundamentally taken a different approach when it comes to mapping technology, where we don’t rely on HD maps, and that was one of the enabling factors for our technology to go into this space. But as you’ve seen it develop over the last several years, the demand for autonomous solutions in defense applications has taken off dramatically, and we’re still in the first inning of the autonomy defense space. I think that’s going to be a huge opportunity in the future. We’re kind of exploring different avenues within defense. You have different areas of defense where autonomy can be applicable. So one of them is contested logistics. A lot of times people don’t think about logistics, but that’s actually a massive part of any modern military. And this is kind of Kodiak’s bread and butter. And then you’ve got applications like surveillance and reconnaissance and information gathering and so yeah, we see defense as a huge opportunity, and it’s also one of the applications along the way, where, again, like I said before, we looked to see what is the art of the possible today, with the technology we have, our focus at Kodiak has always been about driving revenues and scaling the technology, as opposed to more focused on the hype of building into a massive market. Yes, it’s great that these are massive markets, but you need to get a foothold today, and you really need to show that growth. I think companies have not really proven that they can grow because the product hasn’t existed. And defense is just one of those applications where we can actually show progress and drive revenues today.

Nicholas Clayton:

Yeah, and you were just touching upon, you know, the logistics of the battlefield, in a sense, but in the autonomous trucking space as well there’s also been, you know, a lot of your peers dealing with the logistics of deploying in this arena differently, and I find it interesting. There’s been a variety of different models in terms of how much do you want to have completely in-house and under your own roof, from a manufacturing standpoint, from a technology standpoint, versus how much do you want to partner with so I mean, could you walk us through a little bit, through how Kodiak approaches that, in terms of what you have that is completely under your roof, and what is your philosophy when it comes to that?

Don Burnette:

I think it’s really important to build what is necessary and buy the rest. It’s kind of been a given in the self driving industry that this is a challenging problem that requires billions of dollars of capital, 1000s of people working over a decade to solve the problem. Right? That is just sort of the assumption that everyone seems to have, and there’s good reason for that. This technology has been developing for several decades. There’s been 10s and 10s of billions of dollars of investment put into the space. 1000s and 1000s of people have been working on it for a very long time, and so it’s not an unfair assessment to make. However, one of my observations in working for other autonomous companies who are much larger and much better funded, was that they didn’t always move faster, and sometimes trying to build everything yourself isn’t necessarily the right answer. That was my observation. And when it came to Kodiak, I told the founding team, the initial team, that I really wanted to be lightweight, right? I wanted to be agile. I wanted to build the software and AI technology that is necessary, but I don’t want to go down the road of building infrastructure. I don’t want to build tooling. I don’t want to build things that are tangential and important and essential but aren’t actually the core IP of what we are experts in. And so we’ve taken an asset light approach to developing the technology, which means that we’ve had to raise significantly less capital from investors, and ultimately that allows us to keep our burn down in terms of our quarterly and annual cost. So the thesis there was only build what you absolutely need to build, only hire who you absolutely need to hire to get this technology off the ground, and your path to cash flow break even should, in in principle, be much easier. And once you’ve achieved profitability, you are in a position to scale this technology. And so that’s kind of been the thesis that we’ve that we started the company with seven years ago, and had developed upon and I think in hindsight, it has served us. Served us well. We’ve been able to achieve a driverless deployment without hiring 1000s of people, without taking decades, without spending billions and billions of dollars. We’ve kind of proven that this can be done on a much lighter budget, now that we actually have the product in the hands of customers, and so that’s something that I’m incredibly proud of. I know the team here is incredibly proud of that, but you don’t have, it just proves that you don’t have to vertically integrate every aspect of a software solution, a hardware solution, in order to provide value to the market. And this is just one evolution that I think you’re going to continue to see as our autonomy space matures, that these fully vertically integrated approaches aren’t necessarily superior and are much harder to monetize.

Nicholas Clayton:

Yeah, I wanted to touch upon that because your materials, and I suggest everyone listening to check out your investor presentation, do get into that about how your R&D spend per quarter has been far lower than some other competitors out there. I’m just curious. Like, how did the conversations about that go in terms of you sort of realize this is going to be expensive, let’s just avoid that and see if we can buy it. Or, like, how does that go? And then, in terms of your philosophy moving forward, is it, are you, are you modeling yourself to get to a point where your overall operations and margins can get you to the profitability, or is it a question of scale, that, once you get to a certain point, that’s where you have this many trucks, that’s where we’re going to be in the money.

Don Burnette:

As you develop any company, there are going to be moments where you have to decide, should I develop this piece of technology that my team says that we need, or should I try to buy it from somebody who’s already produced something similar? There’s never a perfect product out there, and that’s always the challenge is, can you use something that somebody else has developed, and more importantly, can you work with them now and into the future to craft the future of that product to be exactly what you need. And that’s always the decision process that we go through when we’re evaluating whether or not we’re going to build something in house, whether or not we’re going to build our own sensors, for instance, our own LIDAR. It’s very popular, a lot of autonomy companies build their own LIDARs. But there are also companies outside that are purely LIDAR companies that you can go and purchase LIDAR from and we assessed the market, for instance, and tested those sensors to see if they would meet the specs that we would require for autonomous solution. And in a lot of ways, they didn’t. However, we can work with those companies to improve their product. Those companies are footing most of the development cost as a result of that, as opposed to trying to bring that in house and doing it all ourselves. That’s just one example. Another example is in infrastructure and tooling, right? There’s a lot of infrastructure you need to train AI systems. There’s a lot of infrastructure you need to develop simulation platforms. There’s a lot of tooling that’s required for a simulation data storage, cloud infrastructure, and there’s a lot of great products out there that you can you can utilize, and if you find the right provider, they will work with you to tune those solutions and those tools to be exactly what you need without you having to bring the entire product in house. And so we just evaluate each time one of those kind of critical decisions come up, we in the team evaluate whether or not that’s a viable alternative. And if it’s not, we’ll build it, right? We’ll build what we absolutely have to do. For instance, we do a lot of hardware development in house, because those products don’t exist in the outside world. So for instance, our ACE, our actuation control engine, which is effectively the safety compute, responsible for the entire safety envelope of the computer. And that’s actually something that we just announced a big partnership with NXP. They’re providing the brains of that computers as a partner to kind of really take it to the next level, ensure that we have all the cybersecurity safety include, ensure that we have all the functional safety it’s ISO 26262 functional safety certified for those who kind of in the safety space. That’s something that piece of core IP that we could not purchase. We actually had to develop that in house. But there’s all these decisions where you can be really efficient with your capital if you make the right decisions. And I think Kodiak has made many of the right decisions along the way.

Nicholas Clayton:

I imagine you’ll be looking at things a little bit differently as a public company, and being publicly listed brings with it other sort of opportunities and avenues. I mean, as we’ve been discussing, it feels like Kodiak has been very disciplined in making its own decisions about these sorts of questions. But we have seen some consolidation in the LIDAR space, and in particular among companies that have also gone public via SPACs. And so I mean, is that something that’s sort of that you view as being a part of the opportunity here of being a listed company that M&A becomes a little bit easier, and maybe there are some opportunities there as well to add to the stack?

Don Burnette:

Absolutely. So there’s a lot of value from a relationship perspective that comes with being a public company. I don’t think this is ever the reason to become a public company, but it certainly is a reason to become a public company. It opens up partnership opportunities that would not otherwise exist, and also, which is not your direct question, but I might add, you know, we work in a very traditional, conservative industry, the trucking industry. It’s been around for a very long time, and most companies within the broader trucking industry, whether that’s end customers, trucking companies, whether that’s service and support, infrastructure suppliers, OEMs, etc, they prefer to work with public companies, right? They’re not really in the business of working with startups, and so, yeah, I think there’s a lot of value that becoming a public company offers us in terms of the ecosystem and access from a partnership perspective, from a customer perspective, and that’s something that we really considered when making the decision to go this route.

Nicholas Clayton:

And speaking of the route, you know, I am curious what made Kodiak decide to go the SPAC route to the market, and what do you feel is going to be a benefit to the company in terms of working with the Ares team, specifically.

Don Burnette:

Last year, when we were evaluating the next steps of the company and where we were going and kind of positioning ourselves to scale, we knew we were about to deploy our first driverless product, which is a huge deal in the AV industry. We could sense the excitement in the markets around autonomy. There aren’t many autonomous public companies around today. There have been some in the past who they didn’t succeed, and one of the challenges I think they faced is that they didn’t have an actual product, right? It was always a coming soon story, as opposed to, hey, it’s here today, and this is, this is how we’re scaling to build a big and successful business in a massive market, but with all of the conversations around autonomy, with the deployments of Waymo, a lot of conversation around Tesla, of course, people love to have those conversations. Aurora was in the market, and we were coming out with our driver solution, we really felt like the public markets with those tailwinds would be a really exciting place for us to be and allow us to access the capital markets in a way that just would not have otherwise been possible. And so we started to look into it. Obviously, have conversations around the art of the possible. At the time, IPO markets were questionable, and this was even pre tariffs. So it wasn’t exactly certain on the timeline of when we might be able to IPO. We got connected with the Ares team through a mutual partner, and had some initial conversations, and I was immediately impressed by the level of maturity that they brought to the process. We had not really been considering a SPAC as a viable path at that point, just given the history as you’re very aware of where the SPAC vehicle has gone, but I think the team made a very compelling argument as to why this type of transaction would be fit for purpose, with a product in the market, a lot of excitement in the markets, lot of fervor growing around autonomy, we’re at an inflection point, and they could provide us with a path to the public markets that was reliable and also timely in a in with the certainty of the transaction. Now, the Ares team, to their credit, have been amazing partners to work with. Obviously, from the outset, being one of the largest, if not the largest, SPAC registered, they bring a level of credibility to the process that we would not have had on our own, right? They’re massive, global, well respected, PE firm. They bring a lot of discipline and rigor to their diligence process, which, as an engineer, as a scientist, I greatly appreciated. Most investors don’t dig in to the level, let me say no investor has dug into the level that Ares has, and that’s something that I really appreciate, because I’m really proud of the work that we’ve done right? I want to show it off. I want people to say, okay, I’ve looked under the hood and I’ve seen what they have behind them. I’ve seen the technology, I’ve spoken to the customers. I see the massive market opportunity, and I really believe that this company is the right partner. So in a lot of ways, Ares has to choose you, as opposed to you, you choosing Ares. And so that gave us a level of confidence that we wouldn’t have otherwise had. And I think now, being at the tail end of the process, I can say they’ve been tremendous partners. They’ve opened up access to investors, access to markets. They continue to be an avenue to access capital in various structures, which is also really important for companies of our profile, and that’s something that investors can have confidence in, that having Ares as a close partner means that we have effectively a juggernaut by our side, ensuring that we’re going to be successful. So all in all, I would say it’s been a fantastic process with Ares, and we’re really happy where, where we are and of course, we’re happy and excited about the road ahead.

Nicholas Clayton:

Yeah, and touching upon that, you know, timing is a theme that’s run through our discussion several points. And you know, there have been other companies in the autonomous space that did SPAC mergers earlier. And, you know, say 2021, and sometimes just before, the market turned quite sour on a lot of technology companies broadly, and it just, you know, there were a lot of moving pieces around that time, and there are still always some moving pieces around any SPAC transaction based on where Ares II is trading now, it seems like redemptions won’t be too much of an issue for you guys, and once you’re getting there, but you’re also at announcement, we’re looking to still raise additional PIPE funds. How are those discussions going? And do you have a particular target that you’re looking to reach in terms of funding for your own plans?

Don Burnette:

So from the beginning, we really wanted to focus on the trust and focus on the actual shares of the company, as opposed to raising just a massive PIPE right? We’ve looked at recent trends and some other examples where small PIPEs but lots of excitement leads to strong outcomes from a redemption perspective. So that’s really how we structured the process, that being said, of course, having committed capital is an important part of the process, and we’ve raised to date, 135 million as a part of that, 60 million has been in the form of a PIPE, and we’ve raised the remainder of that in terms of private, private funding vehicles. So we’ve actually raised 135 million in addition to the money in this in the SPAC trust that may or may not be redeemed, and we feel like that puts us in a strong position to close the transaction and continue to deliver on the milestones and grow the business to the scale that we all know is possible.

Nicholas Clayton:

Great and what is the point where you’re looking at targeting, getting your own listing going? What do you have a particular date or time in mind for when Kodiak will actually be there on the on the markets, a tradable and viable company.

Don Burnette:

Right now. We’re in the final stages of the of the process, and we’re looking to list on September 25. That’s the date that we expect the listing to occur.

Nicholas Clayton:

So with all of the new things happening in this space, technology wise, and with your own deployments out in front of you, what is the one thing that you’re kind of most excited about to see in terms of what you’re working on and things that are changing all the time.

Don Burnette:

I think there’s nothing quite like looking at a massive semi truck carrying multiple trailers worth of product roll down the road, and you look inside the cab and there’s nobody inside. It just brings like a little giddiness to myself, as I see that, and I know that’s definitely what I’m most excited about, is finally, having worked on this for 16 years, finally having a true driverless product on the road in the hands of a customer, providing value, generating revenue, building a company the way that we always thought was possible when we first envisioned this becoming an industry, decades ago. It’s finally real today. That’s what I’m looking forward to the most. You know, as we scale the product, put more trucks on the road, ultimately deliver to long haul customers, and deploy driverless trucks broadly across the entire US, and ultimately globally.

Forward Looking Statements

This communication includes forward-looking statements including regarding AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “forecast,” “intend,” “expect,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding: Kodiak’s and AACT’s expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”); expectations regarding the completion of the proposed business combination and the combined company being listed on The Nasdaq Stock Market LLC following completion of the proposed business combination; estimated total addressable markets for commercial trucking and public sector applications, estimated Kodiak Driver-as-a-Service Economics, including assumptions around costs per mile of a human driver average cost of a human driver and expected customer costs savings; Kodiak’s operational and product roadmap, and its ability to produce and deploy the Kodiak Driver at scale; the regulatory landscape for the Kodiak Driver and complexities with compliance related to such landscape; the capitalization of the combined company after giving effect to the proposed business combination; developments related to Kodiak’s competitors and industry; Kodiak’s ability to successfully collaborate with business partners and customers; Kodiak’s future capital requirements and sources and uses of cash; expectations regarding Kodiak’s expansion plans and opportunities; the completion of the $100.0 million contemplated PIPE investment; and the expected benefits of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the rapid evolution of autonomous vehicle technology and flaws or errors in Kodiak’s solutions or flaws in or misuse of autonomous vehicle technology in general; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to working with third-party manufacturers for key components of the Kodiak Driver; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; AACT’s ability to consummate the expected private placement of equity securities in connection with the consummation of the proposed business combination; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the Securities and Exchange Commission (“SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak filed a Registration Statement, which includes a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. The Registration Statement has been declared effective by the SEC and AACT is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AACT’s shareholders in connection with the proposed business combination. AACT has filed and will file other documents regarding the proposed business combination with the SEC. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Investors and security holders can obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AACT through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT’s website at www.aresacquisitioncorporationii.com or by written request to AACT at Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus filed with the SEC on August 29, 2025, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in the definitive proxy statement/prospectus.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.